[Letterhead of Sutherland Asbill & Brennan LLP]

September 28, 2012

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Oxford Lane Capital Corp.

Registration Statement on Form N-2

Filed August 10, 2012

File No. 333-183228

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the additional oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 20, 2012, with respect to the Company’s registration statement on Form N-2 (File No. 333-183228), filed with the Commission on August 10, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response.

1.	We note that the the total annual expense figure included in the “Fees and Expenses” section of your prior registration statement on Form N-2 (File No. 333-179450), which was declared effective on March 28, 2012, appears to be significantly lower than the ratio of expenses to average daily net assets for the fiscal year ended March 31, 2012 that you included in the “Financial Highlights” set forth in footnote 9 to your audited financial statements for the fiscal year ended March 31, 2012. Please explain the basis for the apparent discrepency.

The Company advises the Staff on a supplemental basis that the percentages included in the “Fees and Expenses” section of the Company’s prior registration statement, which pertained to a rights offering by the Company (the “Rights Offering Registration Statement”), were calculated based upon the assumption that the rights offering was fully subscribed. If the rights offering had been fully exercised, the Company’s net assets would have increased by over $150 million, which would have accordingly reduced its total annual expenses, many of which are fixed costs, as a percentage of its net assets. In addition, as the rights offering conducted pursuant to the Rights Offering Registration Statement had not yet been completed as of March 31, 2012, the Company’s ratio of expenses to average daily net assets for the year ended March 31, 2012 did not include the net proceeds from such rights offering.

Ms. Mary A. Cole

September 28, 2012

2.	Please provide us on a supplemental basis with a draft copy of a completed “Fees and Expenses” section for the current Prospectus. We may have further comment.

The Company has attached hereto a draft copy of a completed “Fees and Expenses” section from the Prospectus in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

Steven B. Boehm

cc:          Sheila Stout / U.S. Securities and Exchange Commission

Jonathan H. Cohen / Oxford Lane Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP